FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May, 2022

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated May 24, 2022, announcing that Gilat Satellite Networks to Present at the 2022 LD Micro Invitational Conference.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated May 24, 2022	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Satellite Networks to Present at the 2022 LD Micro
Invitational Conference

Presentation will take place on Wednesday, June 8 at 2:30 PT

Petah Tikva, Israel, May 24, 2022 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced that it will be presenting at the 12th annual LD Micro Invitational on Wednesday, June 8th at 2:30 PM PT at the Four Seasons Westlake Village, California. Gil Benyamini, Gilat’s Chief Financial Officer, will be giving the presentation.

Investors can register to view the webcast of the presentation at https://www.meetmax.com/sched/event_82067/conference_home.html

Management will also be meeting with investors and analysts in a one-on-one setting. Investors that wish to meet with management should contact the investor relations team of Gilat.

"We are proud to be hosting our 12th annual installment of the Invitational at a new and fantastic venue no less. Without question Gilat, a world leader in satellite communications, will be one of the standouts of this year’s Invitational and I am looking forward to showing them the stage," stated Chris Lahiji, Founder of LD Micro.”

Summary of LD Micro Invitational (XII)

The 2022 LD Micro Invitational will be held at the Four Seasons Westlake Village from June 7th to the 9th.

This three-day investor conference is expected to feature around 200+ companies, presenting in half-hour increments, as well as private meetings.

For more info, please contact Mr. Dean "The Dream" Summers. Dean@ldmicro.com

About LD Micro

LD Micro aims to be the most crucial resource in the micro-cap world. Whether it is the index, comprehensive data, or hosting the most significant events on an annual basis, LD's sole mission is to serve as an invaluable asset for all those interested in finding the next generation of great companies.

http://www.ldmicro.com

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:

Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

GK Investor and Public Relations
Ehud Helft, Managing Partner
ehud@gkir.com